SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated September 8, 2008 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated September 8, 2008, the Company reported its financial statements for the twelve-month period ended on June 30, 2008 and June 30, 2007 requested by Section 62 of the Bolsa de Comercio de Buenos Aires’ rules.

IRSA Inversiones y Representaciones Sociedad Anónima

June 30, 2008 and 2007

1. Period Results

	In thousands of Ps.
	06/30/08	06/30/07
Ordinary	54,875	107,097
Extraordinary	—	—
Period Profit	54,875	107,097

2. Net Worth Composition

Subscribed Capital	578,676	464,969
Treasury Shares	—	—
Total Subscribed Capital	578,676	464,969
Capital integral adjustment	274,387	274,387
Premium on Shares	793,123	684,241
Technical Revaluations	—	—
Legal Reserve	29,631	24,276
Reserve for new projects	193,486	91,744
Retained Earnings	54,875	107,097
Total Net Worth	1,924,178	1,646,714

In accordance with Article o), of the above referred rules, the Company informed that as of the end of the Financial Statements period the authorized stock capital of the Company was Ps. 578,676. Its share composition is divided into non endorsable registered common shares face value Ps. 1 each, and with one vote each.

Among the activies developed during the fiscal year, the following may be highlighted:

•

The Company’s revenues increased by 46.8% from Ps. 738,8 million during fiscal year 2007 to Ps. 1,084.2 million, during fiscal year 2008. The operating results increased by 28.4% to Ps. 254.8 million, due to the increase in the operating results of the Company’s rent segments, such as 46% Shopping Centers, 166.4 % Office Rent and 23% in Hotels.

•

The Shopping Centers segment continues growing in its cash flow, showing a solid performance, due toits operating results increased by 46% over the growth rate in income which was 28%. Occupancy continues in a high level reaching up to 99.3% at the end of fiscal year, and the Company’s tenants increased their sales by 31%.

•

The Company continues consolidating its position in the shopping centers segment, through acquisitions, development, improvements, optimization of leasable areas and the optimization of the tenant mix. The Company continues with its main development through Panamerican Mall S.A. and has agreed to acquire a shopping mall located in San Isidro. The Company expects that both shopping malls can start operating during this fiscal year.

•

The office rent segment continues showing high levels of occupancy and its rents revenues have risen by 81.4%, from the past fiscal year due to the production of new square meters, and due to the readjustment of its rents produced at the same time renewals tend to equal the Company’s square meter revenues to markets value.

•

During this fiscal year, we have purchased two A class buildings: Torre Bank Boston and Edificio Republica, both designed by Cesar Pelli. By the time of the acquisition Edificio Repulica had two large vacant surfaces that currently are being rented between US$ 37 and US$ 40 per square meter. The Company has also made the appreciation of its assets within this segment, through the sale of almost 30% of the Edificio La Nacion. As a result of these transactions, the Company´s offices leasable gross area has increased up to 18%, and reached 163,725 square meters. By the end of the construction works of the office building located at Dique IV, the Company will incorporate 11,000 square meters in addition to its portfolio during the present fiscal year.

•

The Company has relaunched the sales and developments segment through the partnership with Cyrela Brazil Realty to develop a new concept of housing in Argentina, with an innovative financing and sales policy. The comercialization of the first proyect of this partnership in the neighborhood of Vicente Lopez was successful. IRSA-CYRELA, is working in the launch of other proyects.

The board of directors continues analyzing future proposals to submit to the shareholders regarding fees, allocation of the fiscal year results, dividends distribution, which will be immediately informed as soon as they are established.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 9, 2008.